Exhibit 99.1

COMPASS Management Evaluation of Controls & Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) . Based on our evaluation under that framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exhibit 99.1

INDEX TO THE FINANCIAL STATEMENTS

Consolidated Financial Statements of COMPASS Pathways Plc

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of COMPASS Pathways plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of COMPASS Pathways plc and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of convertible preferred shares and shareholders’ equity (deficit), and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing elsewhere in this exhibit 99.1. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Benefit from Research and Development Tax Credit

As described in Note 2 to the consolidated financial statements, the Company carries out research and development activities and benefits from the UK research and development (“R&D”) tax credit regime under the scheme for small and medium-sized enterprises. For the year ended December 31, 2021, the Company recognized $9.6 million in benefit from R&D tax credits. As disclosed by management, they evaluate the tax credit programs the Company is expected to be eligible for and recognize a benefit from the R&D tax credit for the portion of the expense that management expects to qualify under the program and has reasonable assurance that the amount will ultimately be realized. Management assesses its research and development activities and expenditures to determine whether the nature of the activities and expenditures will qualify for credit under the tax credit program and whether the claim will ultimately be realized based on the allowable reimbursable expense criteria established by the UK government. Management makes judgements to estimate the qualifying R&D expenditures including the allocation of time spent by individual team members on R&D activities versus non-R&D activities.

The principal considerations for our determination that performing procedures relating to the benefit from research and development tax credit is a critical audit matter are (i) the significant judgement by management when determining the nature and amount of expenses that qualify under the tax credit program including estimating the allocation of time spent on R&D activities; and (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence related to the benefit from R&D tax credit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over management’s process relating to accruing the benefit from R&D tax credit. These procedures also included, among others, (i) evaluating management’s assessment of the nature of the activities performed by the company and their qualification for the R&D tax credit program (ii) testing management’s process for estimating R&D costs that qualify, (iii) evaluating the reasonableness of management’s allocation of qualifying expenses including determining the amount expected to be realized based on relevant criteria outlined in the tax relief program, (iv) testing the completeness and accuracy of the data underlying the tax credit calculations, and (v) obtaining evidence of cash received in respect of the prior year’s claim to support the assessment that the benefit will ultimately be realized.

/s/PricewaterhouseCoopers LLP
Reading, United Kingdom
February 24, 2022

We have served as the Company's auditor since 2018.

COMPASS PATHWAYS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 273,243	$ 190,327
Restricted cash	104	29
Prepaid income tax	332	—
Prepaid expenses and other current assets	21,621	12,048
Total current assets	295,300	202,404
NON-CURRENT ASSETS:
Investment	525	529
Property and equipment, net	398	245
Operating lease right-of-use assets	3,696	—
Deferred tax assets	766	221
Other assets	213	57
Total assets	$ 300,898	$ 203,456
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 2,564	$ 2,747
Accrued expenses and other liabilities	10,308	4,148
Operating lease liabilities - current	2,235	—
Total current liabilities	15,107	6,895
NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	1,379	—
Total liabilities	16,486	6,895

Commitments and contingencies (Note 15)
SHAREHOLDERS' EQUITY:
Ordinary shares, £0.008 par value; 42,019,874 and 35,930,331 shares authorized, issued and outstanding at December 31, 2021 and 2020, respectively	435	367
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at December 31, 2021 and 2020	28	28
Additional paid-in capital	444,750	279,480
Accumulated other comprehensive income	8,840	14,585
Accumulated deficit	(169,641)	(97,899)
Total shareholders' equity	284,412	196,561
Total liabilities and shareholders' equity	$ 300,898	$ 203,456

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020	2019
OPERATING EXPENSES:
Research and development	$ 44,027	$ 23,366	$ 12,563
General and administrative	39,194	28,027	8,616
Total operating expenses	83,221	51,393	21,179
LOSS FROM OPERATIONS:	(83,221)	(51,393)	(21,179)
OTHER INCOME (EXPENSE), NET:
Other income, net	40	319	73
Foreign exchange gains (losses)	1,990	(11,702)	(81)
Fair value change of convertible notes	—	(1,041)	(670)
Fair value change of convertible notes - due to a related party	—	(730)	(469)
Benefit from R&D tax credit	9,648	4,245	2,729
Total other income (expense), net	11,678	(8,909)	1,582
Loss before income taxes	(71,543)	(60,302)	(19,597)
Income tax expense	(199)	(32)	(15)
Net loss	(71,742)	(60,334)	(19,612)
Other comprehensive income:
Foreign exchange translation adjustment	(5,745)	14,683	337
Comprehensive loss	(77,487)	(45,651)	(19,275)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (1.79)	$ (3.55)	$ (2.62)
Weighted average ordinary shares outstanding—basic and diluted	39,997,587	16,991,664	7,476,422

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Convertible Preferred Shares and Shareholders’ Equity (Deficit)

(in thousands, except share and per share amounts)

	CONVERTIBLE		A CONVERTIBLE		B CONVERTIBLE		ORDINARY SHARES £0.008		DEFERRED SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY (DEFICIT)
	PREFERRED SHARES		PREFERRED SHARES		PREFERRED SHARES		PAR VALUE		£21,921.504 PAR VALUE
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	AMOUNT	AMOUNT
Balance at December 31, 2018	2,650,980	$ 3,761	7,131,525	$ 35,147	—	$ —	10,551,166	$ 111	—	$ —	$ 3,909	$ (435)	$ (17,953)	$ (14,368)
Issuance of ordinary shares, net of issuance costs	—	—	—	—	—	—	201,263	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	3,253	—	—	3,253
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	337	—	337
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(19,612)	(19,612)
Balance at December 31, 2019	2,650,980	3,761	7,131,525	35,147	—	—	10,752,429	111	—	—	7,162	(98)	(37,565)	(30,390)
Issuance of B convertible preferred shares, net of issuance costs	—	—	—	—	4,913,404	61,316	—	—	—	—	—	—	—	—
Conversion of notes into B convertible preferred shares	—	—	—	—	1,723,263	21,614	—	—	—	—	—	—	—	—
Exercise of share options	—	—	—	—	—	—	197,702	2	—	—	(2)	—	—	—
Exercise of share options but shares not issued	—	—	—	—	—	—	—	—	—	—	16	—	—	16
Forfeiture of ordinary shares	—	—	—	—	—	—	(63,972)	(1)	—	—	1	—	—	—
Effect of corporate reorganization including conversion of preferred shares to ordinary shares	(2,650,980)	(3,761)	(7,131,525)	(35,147)	(6,636,667)	(82,930)	16,419,172	167	1	28	121,643	—	—	121,838

Issuance of ordinary shares, net of issuance costs	—	—	—	—	—	—	8,625,000	88	—	—	132,677	—	—	132,765
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	17,983	—	—	17,983
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	14,683	—	14,683
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(60,334)	(60,334)
Balance at December 31, 2020	—	—	—	—	—	—	35,930,331	367	1	28	279,480	14,585	(97,899)	196,561
Exercise of share options	—	—	—	—	—	—	1,244,709	14	—	—	1,891	—	—	1,905
Issuance of shares due to options exercised in previous year	—	—	—	—	—	—	232,227	3	—	—	(3)	—	—	—
Issuance of ordinary shares, net of issuance costs	—	—	—	—	—	—	4,600,000	51	—	—	154,743	—	—	154,794
Vesting of restricted stock units	—	—	—	—	—	—	12,607	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	8,639	—	—	8,639
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(5,745)	—	(5,745)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(71,742)	(71,742)
Balance at December 31, 2021	—	$ —	—	$ —	—	$ —	42,019,874	$ 435	1	$ 28	$ 444,750	$ 8,840	$ (169,641)	$ 284,412

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (71,742)	$ (60,334)	$ (19,612)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	175	112	63
Non-cash loss on foreign currency remeasurement	22	—	—
Change in fair value of convertible notes	—	1,771	1,139
Non-cash share-based compensation	8,639	17,983	3,253
Non-cash lease expenses	1,797	—	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(8,984)	(4,490)	(3,430)
Deferred and prepaid tax assets	(877)	(221)	—
Other assets	(160)	(57)	—
Operating lease liabilities	(1,880)	—	—
Accounts payable	(163)	1,303	580
Accrued expenses and other liabilities	5,428	2,553	194
Net cash used in operating activities	(67,745)	(41,380)	(17,813)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(334)	(131)	(165)
Purchase of investments	—	(497)	—
Net cash used in investing activities	(334)	(628)	(165)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of issuance of ordinary shares, net of issuance costs	154,794	—	—
Proceeds from exercise of options	1,852	16	—
Issuance of ADRs in initial public offering, net of issuance costs	—	132,823	—
Proceeds of issuance of preferred shares, net of issuance costs	—	61,316	—
Proceeds from issuance of convertible notes	—	—	18,434
Payments of initial public offering costs	—	—	(55)
Net cash provided by financing activities	156,646	194,155	18,379
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,576)	13,225	1,676
Net increase in cash and cash equivalents	82,991	165,372	2,077
Cash, cash equivalents and restricted cash, beginning of the year	190,356	24,984	22,907
Cash, cash equivalents and restricted cash, end of the year	$ 273,347	$ 190,356	$ 24,984

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Right-of-use assets obtained in exchange for new operating lease liabilities	$ 5,562	$ —	$ —
Proceeds from exercise of options were not received and recorded in other current assets	$ 53	$ —	$ —
Deferred issuance costs included in prepaid expenses	$ 856	$ —	$ 58
Conversion of convertible notes into convertible preferred shares	$ —	$ 21,614	$ —

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Year Ended December 31,
	2021	2020	2019
Cash and cash equivalents	$ 273,243	$ 190,327	$ 24,966
Short-term restricted cash	104	29	18
Total cash, cash equivalents and restricted cash	$ 273,347	$ 190,356	$ 24,984

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

COMPASS PATHWAYS PLC

Notes to Consolidated Financial Statements

1. Nature of Business

COMPASS Pathways plc, or the Company, is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. The Company is developing psilocybin therapy through late-stage clinical trials in Europe and North America for patients with treatment-resistant depression.

The Company is a public limited company incorporated in England and Wales and was originally incorporated under the name COMPASS Rx Limited before being renamed COMPASS Pathways plc as part of our corporate reorganization as more particularly described below. Prior to and in contemplation of the consummation of the Company's initial public offering, or IPO, of American Depositary Shares, or ADSs, the Company undertook a corporate reorganization. The corporate reorganization took place in several steps, all of which have been completed. The Company refers to the following steps, which are discussed in more detail below, as the “corporate reorganization”.

•Prior to the corporate reorganization, the holding company of the COMPASS group was COMPASS Pathfinder Holdings Limited.

• Pursuant to the terms of a share for share exchange completed on August 7, 2020, all of the shareholders of COMPASS Pathfinder Holdings Limited, which, until the corporate reorganization was the holding company of the COMPASS group, exchanged each of the shares held by them for 1,161 of the same class, with the same shareholder rights, of newly issued shares of COMPASS Rx Limited and, as a result, COMPASS Pathfinder Holdings Limited became a wholly owned subsidiary of COMPASS Rx Limited. This share exchange had the effect of a 1:1,161 share split. No shareholder rights or preferences changed as a result of the share for share exchange. COMPASS Pathfinder Holdings Limited is a private limited liability company incorporated under the laws of England and Wales and its primary offices are in London, United Kingdom, (U.K.). COMPASS Pathfinder Holdings Limited has one wholly-owned subsidiary, COMPASS Pathfinder Limited, whose primary office is in London, United Kingdom. COMPASS Pathfinder Limited has one wholly-owned subsidiary, COMPASS Pathways Inc. whose primary office is located in New York, United States of America.

• Pursuant to Part 17 of the Companies Act 2006, on August 19, 2020, COMPASS Rx Limited reduced its share capital by way of a reduction of the nominal value of each share in the capital of COMPASS Rx Limited from £1.00 to £0.001 in order to satisfy the net asset test requirement in section 92 of the Companies Act 2006 for the re-registration of COMPASS Rx Limited as a public limited company and to create distributable reserves in order to support future distributions activities by the Company (although we note that none are currently planned).

• COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc, effective on August 21, 2020. COMPASS Pathways plc is a holding company with nominal activity.

• Immediately prior to the completion of the Company’s IPO on September 22, 2020, the different classes of issued share capital of COMPASS Pathways plc were reorganized on a one-for-0.1136 basis into a single class of 27,305,331 ordinary shares by way of a reverse share split, which was retroactively restated in our consolidated financial statements. As part of this reverse share split, the nominal value of COMPASS Pathways plc’s ordinary shares changed from £0.001 per share to £0.008 per share and a single, non-voting deferred share with a nominal value of £21,921.504 in the capital of the Company was created and transferred to the Company.

• On September 22, 2020, the Company completed the IPO. In the IPO, the Company sold an aggregate of 8,625,000 ADSs representing the same number of ordinary shares, including 1,125,000 ADSs pursuant to the underwriters’

over-allotment right option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $132.8 million, after deducting underwriting discounts and commissions and other offering expenses.

COMPASS Pathways plc is a continuation of COMPASS Pathfinder Holdings Limited and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. The corporate reorganization associated with the IPO was given retrospective effect in the prior year consolidated financial statements and such financial statements represent the financial statements of COMPASS Pathways plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of COMPASS Pathfinder Holdings Limited were exchanged for share awards and option grants of COMPASS Pathways plc with identical restrictions.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s therapeutic development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales.

The Company has funded its operations primarily with proceeds from the sale of its convertible preferred shares, the issuance of convertible notes, and more recently through the sale of American Depository Shares in connection with the September 2020 IPO and its $154.8 million May 2021 follow-on offering, including the underwriters’ exercise of their over-allotment option. On October 8, 2021, the Company entered into a Sales Agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $150.0 million of its ADSs, each representing one ordinary share, through Cowen as the sales agent. Sales of our ADSs, if any, will be made at market prices. We have not yet sold any ADSs under this at-the-market offering. The Company has incurred recurring losses since its inception, including net losses of $71.7 million and $60.3 million for the year ended December 31, 2021 and 2020, respectively. In addition, as of December 31, 2021, the Company had an accumulated deficit of $169.6 million. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company believes the cash and cash equivalents on hand as of December 31, 2021 of $273.2 million will be sufficient to fund its operating expenses and capital expenditure requirements into 2024.

The Company continues to assess its business plans and the impact which the ongoing COVID-19 pandemic may have on its ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise further financing to support the development of its investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable the Company to avoid any future impact from the ongoing COVID-19 pandemic or the emergence of new variants, including downturns in business sentiment generally or in its sector in particular. The Company cannot currently predict the scope and severity of any future potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom the Company conducts business were to experience additional shutdowns or other business disruptions, the Company’s ability to conduct its business in the manner and on the timelines presently planned could be materially and adversely impacted.

Exhibit 99.1

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the prepayment and accrual for research and development expenses, discount rates for leases, the fair value of ordinary shares before IPO, share-based compensation, measurement of the fair value of the Company’s convertible notes and the research and development tax credit. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2021 and 2020 represents a collateral deposit for employee credit cards.

Investment

The investment does not have readily determinable fair value and it is carried at cost, less impairment, adjusted for subsequent changes to estimated fair value up to the original cost, in circumstances where the Company does not have the ability to exercise significant influence or control over the operating and financial policies of the investee.

Fair Value of Financial Instruments

Certain liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•
Level 1—Quoted prices in active markets for identical assets or liabilities.
•
Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The Company's convertible notes issued prior to IPO were classified within Level 3 of the fair value hierarchy because their fair values were estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considered the value impact of conversion at the stated discount to the issue price if the Company raised over £25.0 million in an equity financing before the first anniversary of the issuance date, the Qualified Financing, otherwise Non-Qualified Financing, while the second scenario assumed the convertible notes are held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes was carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimated the fair value of the convertible notes based on a future value on projected conversion dates which were i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.

Fair Value Option

As permitted under Accounting Standards Codification 825, Financial Instruments, or ASC 825, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Lab equipment	5 years
Office equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the years ended December 31, 2021 and 2020.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment; however, the Company operates in two geographic regions: the UK and the United States. The Company’s fixed assets are primarily located in the UK. The Company’s singular concentration is focused on accelerating patient access to evidence-based innovation in mental health.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and the cost to manufacture clinical trial materials.

Research Contract Costs, Prepayments and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records prepayments and accruals for estimated ongoing research costs and receives updated estimates of costs and amounts owed on a monthly basis from its third-party service providers. When evaluating the adequacy of the prepayments and accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted cost estimates from third-party service providers. Estimates are made in determining the prepaid and accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical prepayments and accrual estimates have not been materially different from the actual costs.

Share-Based Compensation

The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options and restricted ordinary shares. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

On October 1, 2021, we launched the Share Incentive Plan (the “SIP”) and Employee Share Purchase Plan (the “ESPP”), through which employees can purchase shares at a discounted price. We estimated the fair value of stock options and shares to be issued under the SIP and ESPP using the Black-Scholes option-pricing model on the date of grant. The fair value of shares to be issued under these plans are recognized and amortized on a straight-line basis over the purchase period, which is generally six months.

There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:

Expected volatility. The Company lacks sufficient company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Expected term. The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares. Given the absence of an active market for the Company’s ordinary shares prior to the IPO, the Company and the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a stock-based award. The grant date fair value of restricted ordinary shares and share options were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. After IPO, the fair value of ordinary shares is determined by reference to the closing price of ADSs on the Nasdaq Global Select Market on the day prior to the grant.

The OPM method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

Leases

Effective January 1, 2021, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, using the modified retrospective method and utilizing the effective date as its date of initial application, with prior periods presented in accordance with previous guidance under ASC 840, Leases, or ASC 840. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. Entities may elect not to separate lease and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and to allocate all the contract consideration to the lease component only. All the Company’s leases are classified as operating leases.

Lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts has not been readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. As the Company does not have a rating agency-based credit rating, quotes were obtained from lenders to establish an estimated secured rate to borrow based on Company and market-based factors as of the respective lease measurement dates. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. The Company typically only includes the non-cancelable lease term in its assessment of a lease arrangement unless there is an option to extend the lease that is reasonably certain of exercise. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Operating lease costs are recognized on a straight-line basis over the lease term, and they are categorized within research and development and general and administrative expenses in the consolidated statements of operations and comprehensive loss. The operating lease cash flows are categorized under net cash used in operating activities in the consolidated statements of cash flows.

Foreign Currency Translation

The Company maintains its consolidated financial statements in its functional currency, which is Pound Sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded foreign exchange gains of approximately $2.0 million and foreign exchange losses of approximately $11.7 million for the years ended December 31, 2021 and 2020, respectively. These gains and losses arise from US dollars which are held in a financial institution in one of our UK subsidiaries that has a functional currency of Pound Sterling.

For financial reporting purposes, the consolidated financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses and other income (expense), net are translated at the average exchange rates and shareholders’ equity (deficit) is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity (deficit).

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of December 31, 2021 and 2020, the Company has not identified any uncertain tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2021 and 2020 no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit

As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SME. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company is subject to corporate taxation in the UK. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credits is recognized in the consolidated statements of operations and comprehensive loss as a component of other income, net, and represents the sum of the research and development tax credits recoverable in the UK.

The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. Further, changes to the EU State Aid cap to limit the total aid claimable in respect of a given project to €7.5 million may impact the Company's ability to claim R&D tax credits in future.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity (deficit) that result from transactions and economic events other than those with shareholders. For the years ended December 31, 2021 and 2020, the component of accumulated other comprehensive loss is foreign currency translation adjustment.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested ordinary shares, share options, convertible preferred, Series A convertible preferred shares and Series B convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13, which amends changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. ASU 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those periods. Early application is permitted. The Company adopted this ASU as of January 1, 2020 and it has no material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard will align the requirements for capitalizing implementation costs for hosting arrangements (services) with costs for internal-use software (assets). As a result, certain implementation costs incurred in hosting arrangements will be deferred and amortized. The new standard was effective for the Company on January 1, 2020. The Company adopted this ASU as of January 1, 2020 and an immaterial amount of implementation costs were capitalized within other assets as of December 31, 2020.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as subsequently amended, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840. The FASB has issued several updates to the standard which: (i) clarify how to apply certain aspects of the new standard; (ii) provide an additional transition method for adoption of the new standard; (iii) provide a practical expedient for certain lessor accounting; and (iv) amend certain narrow aspects of the guidance. The new standard requires the identification and classification of arrangements that are or contain a lease and requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine the recognition pattern of lease expense over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or finance lease and (ii) lease expense in its consolidated statements of operations and comprehensive loss for operating leases and amortization and interest expense in its consolidated statements of operations and comprehensive loss for financing leases. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases under ASC 840. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. This guidance is effective for Emerging Growth Companies for annual periods beginning after December 15, 2021, including interim periods within that fiscal year. Early adoption is permitted.

The Company lost its Emerging Growth Company status on December 31, 2021 and has adopted Topic 842 during the year-ended December 31, 2021, with an effective adoption date of January 1, 2021. Interim periods previously issued for fiscal year 2021 were reported under the legacy leasing guidance of ASC 840. The Company has elected to adopt ASC 842 by utilizing the effective date method, which resulted in a cumulative-effect adjustment to the Company’s consolidated balance sheets at January 1, 2021 . As a result, prior periods are presented in accordance with the previous guidance in ASC 840. The Company has elected to apply the package of three expedients to all of its leases requiring (1) no reassessment of whether any expired or existing contracts are or contain leases, (2) the lease classification of any expired or existing leases, (3) or the capitalization of initial direct costs for any existing leases.

Adoption of this standard resulted in the recording of operating lease right-of-use assets and current operating lease liabilities of $1.0 million, on the Company’s balance sheet on the effective date. The adoption of the standard did not have a material effect on the Company’s statements of operations and comprehensive loss, statements of cash flows or accumulated deficit. Refer to Note 14 for right-of-use assets and liabilities recorded during the year ended December 31, 2021.

In December 2019, the Financial Accounting Standard Board, or the FASB, issued Accounting Standard Update, or ASU, 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 740, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The Company adopted this ASU as of January 1, 2021 and it has had no material impact on the consolidated financial statements.

Exhibit 99.1

3. Fair Value Measurements

There are no financial instruments measured at fair value on a recurring basis as of December 31, 2021 and 2020. Management believes that the carrying amounts of the Company’s consolidated financial instruments, including accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

The Company elected the fair value option to account for its convertible notes issued during 2019 (See Note 8). The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.

The Company recorded a loss of $1.8 million and $1.1 million for changes in the fair value of the convertible notes in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019, respectively.

The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible notes
Balance as of December 31, 2018	$ —
Issuance of convertible notes	18,434
Change in fair value	1,139
Exchange difference	1,516
Balance as of December 31, 2019	21,089
Change in fair value	1,771
Settlement of convertible notes	(21,614)
Exchange difference	(1,246)
Balance as of December 31, 2020 and 2021	$ —

Exhibit 99.1

4. Investment

On March 6, 2020, the Company made a strategic investment of $0.5 million to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in CNS indications. The Company’s investment in Delix Therapeutics, Inc. does not provide it with significant influence over the investee. The investment does not have a readily determinable fair value and therefore will be measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This investment will be measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. As of December 31, 2021, no impairment loss was recognized.

Exhibit 99.1

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2021	2020
UK R&D tax credit	$ 9,587	$ 4,610
Prepaid insurance premium	3,359	3,154
Prepaid research and development	4,562	2,317
VAT recoverable	1,629	1,171
Deferred offering costs	840	—
Security deposit	274	287
Other current assets	1,370	509
	$ 21,621	$ 12,048

Exhibit 99.1

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Lab equipment	$ 370	$ 130
Office equipment	315	260
Furniture and fixtures	65	37
Leasehold improvements	6	6
	756	433
Less: accumulated depreciation	(358)	(188)
	$ 398	$ 245

Depreciation and amortization expense were $0.2 million for the year ended December 31, 2021 and $0.1 million for the years ended December 31 2020 and 2019.

Exhibit 99.1

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Accrued research and development expense	$ 3,043	$ 720
Accrued professional expenses	1,386	701
Accrued compensation and benefit costs	5,018	1,687
Payroll tax payable	593	384
Income taxes payable	—	243
Other liabilities	268	413
	$ 10,308	$ 4,148

Exhibit 99.1

8. Convertible Notes

On August 28, 2019, the Company entered into convertible note agreements for a total additional principal amount of $18.4 million (£15.0 million). The convertible notes issued in 2019 are collectively referred to as the “2019 Convertible Notes”. The 2019 Convertible Notes bore interest at 3% per annum and were payable concurrently with repayment of the principal amount. No repayment of principal or interest was due until maturity, which occurred 12 months after issuance of the 2019 Convertible Notes. Under the agreement, the 2019 Convertible Notes automatically converted upon a Qualified Financing and Non-Qualified Financing securities upon (i) the completion of a Qualified Financing; or (ii) noteholder majority had approved a Non-Qualified Financing constituting a conversion event, at 15% discount of the per share price of the securities sold in either a Qualified Financing or Non-Qualified Financing.

On April 17, 2020, upon the Series B convertible preferred share financing, which constituted a Qualified Financing, the outstanding principal of the convertible notes of $18.4 million (£15.0 million) automatically converted into 1,723,263 Series B convertible preferred shares, and there was no outstanding balance as of December 31, 2020.

The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recognized losses in the consolidated statements of operations and comprehensive loss of $1.8 million and $1.1 million as change in fair value of the convertible notes during the years ended December 31, 2020 and 2019. There are no convertible notes outstanding in the year ended December 31, 2021.

Exhibit 99.1

9. Convertible Preferred Shares

Prior to the IPO, the Company had issued convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares.

In August 2017, the Company entered into a subscription and shareholders agreement, or the 2017 Agreements, pursuant to which the Company issued an aggregate of 2,650,980 convertible preferred shares for total proceeds of approximately $3.9 million and incurred issuance costs of $0.1 million, recorded as a reduction to convertible preferred shares.

The 2017 Agreements were amended and restated in September 2018, as so amended, the Amended 2018 Agreements. Pursuant to the Amended 2018 Agreements, the Company issued 7,131,525 Series A convertible preferred shares for an aggregate purchase price of $35.4 million and incurred issuance costs of $0.3 million, recorded as a reduction to convertible preferred shares.

On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the 2019 Convertible Notes (see Note 8), through the issuance of Series B convertible preferred shares. The Company received $61.6 million in cash proceeds upon the issuance of 4,913,404 Series B convertible preferred shares and incurred issuance costs of $0.3 million, recorded as a reduction to the convertible preferred shares. The 2019 Convertible Notes were converted into 1,723,263 Series B convertible preferred shares. The issuance price of the Series B convertible preferred shares was $1.42 per share.

Convertible preferred shares and Series A convertible preferred shares consisted of the following as of December 31, 2019 (in thousands, except for share amounts):

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Convertible preferred shares	2,650,980	2,650,980	$ 3,865	$ 3,761
Series A convertible preferred shares	7,131,525	7,131,525	35,414	35,147
	9,782,505	9,782,505	$ 39,279	$ 38,908

Upon closing of the IPO, the convertible preferred shares and Series A convertible preferred shares as of December 31, 2019, together with the Series B convertible preferred shares issued during the year ended December 31, 2020, were converted to 16,419,172 ordinary shares. The holders of the Company’s convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding shares of convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares into ordinary shares.

Exhibit 99.1

10. Ordinary Shares

In August 2017, the Company issued 10,551,166 ordinary shares for services rendered to the Company at a nominal value of £0.008 per share. In connection with the issuance of convertible preferred shares in August 2017, vesting conditions were placed on the 10,551,166 shares. These shares vested as follows: 25% of the shares held by certain of the founders vested on August 17, 2017; 25% of the shares vested on August 17, 2018; and 50% of shares vested in twenty-four equal monthly installments from August 17, 2018 through August 17, 2020. The fair value of the ordinary shares issued to certain of the founders in excess of the consideration initially paid was recognized as share-based compensation over the vesting period.

In October 2019, the Company issued 102,214 and 99,049 ordinary shares to a non-employee and an employee, with the vesting period of three and four years, respectively. The employee left the Company in July 2020 and 63,972 ordinary shares were forfeited and repurchased by the Company.

On September 22, 2020, the Company closed its IPO of ADSs representing its ordinary shares and issued and sold 8,625,000 ADSs at a public offering price of $17.00 per ADS, resulting in net proceeds of approximately $132.8 million after deducting underwriting fees and offering costs. Upon the closing of the IPO, the convertible preferred shares and Series A convertible preferred shares and Series B convertible preferred shares were converted to 16,419,172 ordinary shares.

On May 4, 2021, the Company sold 4,000,000 ordinary shares in connection with its follow-on offering. On May 19, 2021, the underwriters exercised their option to purchase an additional 600,000 ordinary shares. This capital raise resulted in net proceeds of approximately $154.8 million after deducting underwriting fees and offering costs.

During the year ended December 31, 2021, the Company issued in total 1,476,936 ordinary shares to settle share options exercised by employees and non-employees, of which 232,227 ordinary shares related to options exercised in 2020, with subsequent share issuances in 2021.

During the year ended December 31, 2021, 70,482 restricted share units vested, of which, 12,607 ordinary shares were issued in settlement of the vested restricted shares units on August 13, 2021. No ordinary shares were issued for the vested restricted share units of 57,875 in May, August and November 2021.

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the board of directors. Through December 31, 2021, no cash dividends had been declared or paid by the Company.

Exhibit 99.1

11. Share-Based Compensation

2017 Equity Incentive Plan

Under the Company’s shareholder and subscription agreements, the Company is authorized to issue restricted shares, restricted share units, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. In July 2019, the Company’s board of directors adopted the 2017 Plan. The 2017 Plan provides for the grant of Enterprise Management Incentive, or EMI, options, to its UK employees, for the grant of options to its U.S. employees and non-employees of the Company. The 2017 Plan is administered by the board of directors.

As of December 31, 2021, the Company was authorized under the shareholder agreements to issue a total of 13,601,246 ordinary shares, including shares underlying options granted pursuant to the 2017 Plan. Forfeitures are accounted for as they occur. As of December 31, 2021, there were 514,075 shares available for issuance as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time subsequent to December 31, 2021 under the terms of the 2017 Plan. 12,607 ordinary shares were issued for 70,482 restricted share units that vested during the year ended December 31, 2021.

Options granted under the 2017 Plan, typically vest over a three or four-year service period with 33.3% and 25% respectively, of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years. Restricted share units granted under the 2017 Plan, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date. The options granted by the Company prior to April 17, 2020 contain provisions that to the extent then outstanding, they will be subject to accelerated vesting upon the occurrence of a Sale, Asset Sale or listing of the Company's ordinary shares on any stock exchange, and any such unvested options accordingly became fully vested upon a Listing (as such term is defined in the 2017 Plan). 1,015,813 options granted to the President and Chief Business officer of the Company on May 19, 2020 became fully vested on August 17, 2020, resulting in the recognition of $9.5 million in share-based compensation expense, including $2.4 million in research and development expenses and $7.1 million in general and administrative expenses.

The options granted before June 30, 2020 are subject to 100% vesting upon the date of the listing of the Company's ordinary shares on any stock exchange. The options granted on June 30, 2020 are subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company's ordinary shares on any stock exchange. Upon completion of the IPO, 866,268 options vested due to the accelerated vesting and a total of $3.5 million was immediately recognized in share-based compensation expense, including $1.4 million in research and development expenses and $2.1 million in general and administrative expenses.

The options granted on June 30, 2020 are subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company's ordinary shares on any stock exchange, followed by straight line vesting for three years for the remaining 75% of the allocation until vested in full.

The restricted share units granted on June 30, 2020 are subject to 25% vesting upon the earlier of (i) the one year anniversary of the date of grant, or (ii) the first day following the six-month anniversary of the listing of the Company's ordinary shares on any stock exchange on which the closing price of the shares is 20% higher than the listing price for at least five consecutive trading days. Options granted under the 2017 Plan generally expire 10 years from the date of grant.

2020 Employee Share Purchase Plan

The Company’s 2020 Employee Share Purchase Plan, or ESPP, was adopted by the Board in September 2020 and approved by shareholders in September 2020 and became effective upon the effectiveness of the Company’s Registration

Statement on Form F-1 in connection with the IPO. The ESPP initially reserves and authorizes the issuance of up to a total of 340,053 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2022, by the lesser of (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31 or (ii) 510,058 ordinary shares. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization.

On October 1, 2021, the Company launched the Share Incentive Plan (the “SIP”) and the ESPP, through which employees can purchase shares at a discounted price. At the end of six months, shares will automatically be purchased at the lower of the opening and closing price of the shares for the saving period minus a 15% discount.

2020 Share Option Plan

In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2020 Share Option Plan, or (the “2020 Plan”), which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2020 Plan allows the compensation and leadership development committee to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).

Options granted under the 2020 Plan generally expire 10 years from the date of grant and typically vest over a 4 year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years.

The Company initially reserved 2,074,325 of its ordinary shares for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by up to 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation and leadership development committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2020 Plan was 2,074,325 shares as of December 31, 2021, of which 406,737 shares remained available for future grant.

During the years ended December 31, 2021 and 2020, the Company granted options to purchase 1,043,702 and 3,405,490 ordinary shares to employees and non-employees, respectively.

Ordinary Shares

A summary of the changes in the Company’s unvested ordinary shares during the year ended December 31, 2021 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	1,907,515	$ 0.74
Granted	—	—
Vested	(1,829,786)	0.69
Forfeited	(63,972)	0.05
Unvested and Outstanding as of December 31, 2020	13,757	2.36
Granted	—	—
Vested	(13,757)	2.36
Forfeited	—	—
Unvested and Outstanding as of December 31, 2021	—	$ —

The total fair value of vested shares was less than $0.1 million and $1.3 million for the years ended December 31, 2021 and 2020, respectively.

Restricted Share Units

A summary of the changes in the Company’s unvested restricted share units during the year ended December 31, 2021 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	—	$ —
Granted	257,708	10.19
Vested	—	—
Forfeited	(40,226)	10.19
Unvested and Outstanding as of December 31, 2020	217,482	10.19
Granted	—	—
Vested	(70,482)	10.19
Forfeited	(31,860)	10.19
Unvested and Outstanding as of December 31, 2021	115,140	$ 10.19

As of December 31, 2021 and 2020, there was $1.2 million and $2.0 million of unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.5 years and 3.2 years, respectively. The exercise price of restricted share units is at a nominal value less than £0.01 per share.

Share Options

The following table summarizes the Company’s share options activity for the year ended December 31, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	1,539,411	$ 0.82	9.58	$ 2,284
Granted	3,405,490	$ 7.17
Exercised	(429,929)	$ 0.05
Cancelled or forfeited	(84,632)	$ 9.87
Outstanding as of December 31, 2020	4,430,340	$ 5.61	9.22	$ 186,426
Granted	1,043,702	$ 36.11
Exercised	(1,244,709)	$ 1.55
Forfeited	(313,830)	$ 22.45
Outstanding as of December 31, 2021	3,915,503	$ 13.53	8.64	$ 51,162
Exercisable as of December 31, 2021	2,225,758	$ 3.13	8.24	$ 43,457
Unvested as of December 31, 2021	1,689,745	$ 26.63	9.16	$ 7,705

During the year ended December 31, 2020, 429,929 share options were exercised, of which 232,227 share options were exercised by certain optionees with a total exercise price of less than $0.1 million. These ordinary shares were not issued to those optionees by December 31, 2020 and the amount received by the Company was recorded in the additional paid-in capital as at that date.

The aggregate intrinsic value of options exercised during the years ended December 31, 2021 and 2020 was $47.4 million and $12.8 million, respectively.

The weighted average exercise price of options granted to UK employees during the year ended December 31, 2020 was $7.17 per share. The weighted average exercise price of options granted to United States employees during the year ended December 31, 2020 was $5.17 per share. During the year ended December 31, 2021, there was no difference between the exercise price of UK employees and US employees if the options were granted on the same day.

The weighted average exercise price of options granted to UK employees during the year ended December 31, 2019 was less than $0.01 per share. The weighted average exercise price of options granted to United States employees during the year ended December 31, 2019 was $1.39 per share.

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair value of share options granted was $21.35, $9.83 and $1.88 per share during the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021 and 2020, there was $27.4 million and $18.1 million of unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of 3.1 years and 3.5 years, respectively.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2021, 2020 and 2019 were as follows:

Year Ended December 31,
	2021	2020	2019
Expected term (in years)	5.73 years	5.95 years	5.90 years
Expected volatility	67.36%	66.10%	63.40%
Risk-free interest rate	0.95%	0.43%	1.88%
Expected dividend yield	— %	— %	— %
Fair value of underlying ordinary shares	$ 35.21	$ 12.58	$ 2.16

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Research and development	4,569	6,336	1,817
General and administrative	4,070	11,647	1,436
	$ 8,639	$ 17,983	$ 3,253

In December 2021, the Company amended the initial share option contract with one employee. The amendment did not result in a modification and there was no impact on the total share-based compensation expenses recorded.

Exhibit 99.1

12. Income Taxes

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2021	2020	2019
United Kingdom	(72,397)	(60,522)	(19,619)
Foreign	854	220	22
Loss before provision for income taxes	(71,543)	(60,302)	(19,597)

The provision for income taxes for the years ended December 31, 2021, 2020 and 2019 was computed at the UK statutory income tax rate. The income tax provision for the years then ended comprised (in thousands):

	Year Ended December 31,
	2021	2020	2019
Current income tax provision
United Kingdom	$ —	$ —	$ —
Foreign	744	253	15
Total current expense:	$ 744	$ 253	$ 15

Deferred income tax benefit:
United Kingdom	—	—	—
Foreign	(545)	(221)	—
Total deferred income tax benefit:	(545)	(221)	—

Total provision for income taxes	$ 199	$ 32	$ 15

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Income taxes at UK statutory rate	$ (13,592)	$ (11,458)	$ (3,724)
Permanent differences	69	340	238
UK R&D tax credit	3,747	1,664	1,036
Change in valuation allowance	29,180	8,683	2,205
State income taxes	1	(5)	5
Deferred tax asset true-up	80	919	—
Equity Compensation	(8,302)	—	—
Change in UK Tax Rate	(10,147)	—	—
Other	(837)	(111)	255
	$ 199	$ 32	$ 15

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 consist of the following (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net operating loss carryforward	$ 35,947	$ 10,075	$ 2,936
Reserves and accruals	169	62	757
Share-based compensation	6,232	3,128	2
Total deferred tax assets	42,348	10,137	3,693
Valuation allowance	$ (41,483)	$ (13,000)	$ (3,665)

Depreciation	(99)	(44)	(30)
Total deferred tax liabilities	(99)	3,084	(28)
Net deferred tax assets	$ 766	$ 221	$ —

As of December 31, 2021, 2020 and 2019, the Company had UK net operating loss carryforwards of approximately $144.0 million, $53.0 million and $17.7 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2021, 2020 and 2019 related primarily to the increases in net operating loss and were as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Valuation allowance at beginning of year	$ 13,000	$ 3,665	$ 1,321
Increases recorded to income tax provision	29,180	8,683	2,344
Increases recorded to CTA	—	652	—
Decreases recorded to CTA	(697)	—	—
Valuation allowance at end of year	$ 41,483	$ 13,000	$ 3,665

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2021, 2020 and 2019, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net UK deferred tax assets as of December 31, 2021, 2020 and 2019. The deferred tax asset recognized relates entirely to the US entity.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2021, 2020 and 2019.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2021, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company and its subsidiaries file income tax returns in the UK and U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

During the second quarter of 2021, the Finance Act 2021 (the Act) was enacted in the United Kingdom. The Act increases the corporate income tax rate from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s U.K. net deferred tax assets.

Exhibit 99.1

13. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2021	2020	2019
Numerator
Net loss	$ (71,742)	$ (60,334)	$ (19,612)
Net loss attributable to ordinary shareholders - basic and diluted	$ (71,742)	$ (60,334)	$ (19,612)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	39,997,587	16,991,664	7,476,422
Net loss per share - basic and diluted	$ (1.79)	$ (3.55)	$ (2.62)

The Company’s potentially dilutive securities, which include unvested ordinary shares, unvested restricted share units, convertible preferred shares, Series A convertible preferred shares, Series B convertible preferred shares and options granted, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each year end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2021, 2020 and 2019 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2021	2020	2019
Unvested ordinary shares	—	13,757	—
Unvested restricted share units	115,140	217,482	—
Convertible preferred shares	—	—	2,650,980
Series A convertible preferred shares	—	—	7,131,525
Vested restricted share units for which shares are not in issue	57,875	—	—
Share options	3,915,503	4,430,340	1,539,411
	4,088,518	4,661,579	11,321,916

Exhibit 99.1

14. Right of use of assets:

Eastbourne Terrace, London, UK

In November 2019, the Company entered into an operating lease located at 19 Eastbourne Terrace, London, UK. This lease commenced on January 1, 2020, and expired on December 31, 2021. Under the terms of the lease, the Company paid £780,000 per year, and paid a refundable deposit of £130,000 upon signing the agreement. Additionally, in February 2021, the Company entered into an Amendment for rental relief in January and February 2021 for a total of £32,500, due to extended periods working from home as a result of the COVID-19 pandemic.

New York, NY

In May 2019, the Company entered into a lease with BioLabs for 200 rentable square feet (“sf”) of office space at 180 Varick Street, New York, New York 10014, United States. The lease is cancellable with 30 days’ notice. This lease is accounted for as a short-term lease as the Company is not reasonably certain to extend the lease beyond twelve months and is therefore not recognized on the Company’s consolidated balance sheets.

Soho, London, UK

In July 2021, the Company entered into a two-year operating lease with Fora Space Limited commencing on September 1, 2021. The noncancellable term is 24 months and there is no option to extend the lease. The recurring residency fee per month is £136,200, and the company paid a refundable deposit of £136,200 at the execution of the agreement. Additionally, at the start of each calendar year, the monthly residency fee will be subject to an automatic inflation linked increase of the previous years’ amount.

San Francisco, CA

In August 2021, the Company entered into an operating lease commencing in August 2021 for approximately 2,526 rentable square feet located in San Francisco, California. The lease is set to expire on August 31, 2022 with no option to renew. The total monthly rent for the lease term is $10,000 per month, and the Company paid $9,000 of advanced rent upon lease execution. Additionally, the Company paid a refundable security deposit of $20,000 upon execution of the lease.

The following table summarizes our costs included in consolidated statements of operations and comprehensive loss related to right of use lease assets we have entered into through December 31, 2021:

(in thousands)	December 31, 2021
Lease cost
Operating lease cost	$ 1,844
Variable lease cost	—
Short-term lease cost	86
$ 1,930
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$ 1,971
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 4,513
Weighted average remaining lease term (in years)	1.64
Weighted average discount rate	4.99%

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2021 (in thousands):

Year Ended December 31,	Amount
2022	$ 2,285
2023	1,471
Total lease payments	3,756

Less: imputed interest	(142)
Total	$ 3,614

The Company recorded rent expense totaling $1.9 million, $1.0 million and $0.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Exhibit 99.1

15. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2021, 2020 or 2019.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

Exhibit 99.1

16. Related Party Transactions

On August 28, 2019, as part of the Company’s 2019 Convertible Notes issuance an amount of $7.6 million (£6.2 million) was issued to a shareholder and it was converted to 710,621 shares of Series B convertible preferred shares on April 17, 2020. As of December 31, 2019, the shareholder’s convertible loan note remained outstanding. Refer to Note 8 for additional information on the 2019 Convertible Notes.

The Company receives accounting and professional services from Tapestry Networks, Inc., or Tapestry, a company affiliated with a director of the Company and the Company’s Chief Executive Officer, from time to time as needed. The Company recorded accounting and professional fees of $0.1 million and $0.1 million for the years ended December 31, 2021 and 2020 and $0.2 million for year end December 31, 2019. As of December 31, 2021 and 2020, the Company had less than $0.1 million outstanding to Tapestry.

Exhibit 99.1

17. Employee Benefit Plans

In the UK, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.2 million, less than $0.1 million and $0.1 million in contributions for the years ended December 31, 2021, 2020 and 2019, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid $0.1 million, less than $0.1 million and nil in contributions in the years ended December 31, 2021, 2020 and 2019, respectively.